Exhibit 99.1

Brenmiller Energy Ltd. Announces a Delay of Voluntary Delisting of Its Securities from the Tel Aviv Stock Exchange in order to Allow Holders of Series 3 Tradable Warrants to Exercise Their Warrants to Shares to be Traded on Nasdaq

Rosh Ha’ayin, Israel, June 29, 2023 – Brenmiller Energy Ltd. ( “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage, announced today that it will postpone the date of the voluntary delisting of the Company's securities from the Tel Aviv Stock Exchange (“TASE”), to September 11, 2023 (instead of July 10, 2023 as previously reported), in order to allow the Company to complete the procedure for changing the terms of the series 3 tradable warrants (the "Warrants") by the date of delisting of the Company's securities from trading on the TASE.

As reported by the Company on June 19, 2023, the Company requested the Israeli District Court to approve the Company's request to convene a meeting of the Warrants holders (the "Warrant Holders Meeting") to approve a reduction in the exercise price of the Warrants from NIS 70 per one ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) to NIS 3.30 per share and to shorten the exercise period of the Warrants to July 6, 2023 instead of November 15, 2024 (the “Proposed Arrangement"). The Israeli Court approved the Company's request, and on June 19, 2023, the Company issued a notice of the Warrant Holders Meeting.

After discussions between the Company and the Warrants holders, it was decided that the Company should change the proposal in relation to reducing the exercise price of the Warrants, to NIS 1.30 per Ordinary Share1 instead of NIS 3.30 as the Company initially proposed. Accordingly, the Company published an update to the original meeting summons and postponed the date of the Warrant Holders Meeting to July 3, 2023.

Following discussions with the TASE regarding the last trading day of the Warrants and in order to complete the process to reduce the Warrants exercise price and shorten the exercise period before the delisting from the TASE, on June 28, 2023 the Company decided to cancel the original Warrant Holders Meeting, to amend the request to the Israeli Court and to request the Israeli Court to approve the Company to convene a Warrant Holder Meeting on July 3, 2023. The adjusted exercise price of the Warrants will be NIS 1.302 per Ordinary Share and the Warrants holders will have at least 7 days to exercise the Warrants after the date of approval of the new arrangement by the Israeli Court.

Accordingly, the Company's securities will be delisted from trading on the TASE on September 11, 2023 (instead of July 10, 2023 as previously reported).

To the extent that the Warrant Holders Meeting will approve the proposed arrangement, the Company's Ordinary Shares issuable upon exercise of the Warrants will trade on the Nasdaq Capital Market after the Company's securities will be delisted from trading on the TASE, together with the rest of the Company's Ordinary Shares under the trading symbol "BNRG."

________________

1 The exercise price of one warrant to 0.5 Ordinary Share will be NIS 1.65 (instead of NIS 35).

2 See footnote 1 above.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its voluntary delisting from the TASE, including the delisting date from the TASE and that the Company’s Ordinary Shares issuable upon exercise of the Warrants will trade on the Nasdaq Capital Market after the Company’s securities will be delisted from trading on the TASE. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.